

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Youssef Salem
Chief Financial Officer
Swvl Holdings Corp
The Offices 4, One Central
Dubai World Trade Center
Dubai, United Arab Emirates

  Re: Swvl Holdings Corp
    Registration Statement on Form F-1
    Filed on August 29, 2022
    File No. 333-267144

Dear Mr. Salem:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Janice Adeloye at 202-551-3034 or Taylor Beech at 202-551-4515 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services